1Q26 Earnings Release
May 14th, 2026
investors.stone.co

StoneCo Reports First Quarter 2026 Results
George Town, Grand Cayman, May 14, 2026 – StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”) today reports its financial results for the first quarter ended March 31, 2026.
CONSOLIDATED ADJUSTED FINANCIAL METRICS FROM CONTINUING OPERATIONS
Table 1: Main Financial Metrics from Continuing Operations

Main Financial Metrics (R$mn)	1Q26	4Q25	Δ q/q %	1Q25	Δ y/y %
Total Revenue and Income	3,578.0	3,725.3	(4.0)%	3,360.8	6.5%

Profitability Adjusted Metrics
Gross Profit	1,487.8	1,662.4	(10.5)%	1,490.7	(0.2)%
Gross Profit margin (%)	41.6%	44.6%	-3.0p.p.	44.4%	-2.8p.p.
EBT	641.0	788.5	(18.7)%	653.4	(1.9)%
EBT margin (%)	17.9%	21.2%	-3.3p.p.	19.4%	-1.5p.p.
Net Income	549.1	706.9	(22.3)%	530.7	3.5%
Net income margin (%)	15.3%	19.0%	-3.6p.p.	15.8%	-0.4p.p.

Shareholder Return
Basic EPS (R$/share)	2.19	2.76	(20.8)%	1.89	15.4%
ROE (%)	18.6%	24.7%	-6.1p.p.	18.3%	0.4p.p.

oTotal Revenue and Income from continuing operations reached R$3,578.0 million in 1Q26, up 6.5% year over year and down 4.0% sequentially. The annual growth was primarily driven by the increasing contribution from our credit product, while the sequential decline was largely a reflection of typical first-quarter seasonality, compounded by anticipated softer TPV growth.
oAdjusted Gross Profit from continuing operations reached R$1,487.8 million, flat year over year and down 10.5% sequentially. The annual variation reflects the interplay of (i) revenue growth, offset by (ii) higher provisions for loan losses, (iii) increased costs to sustain our operations, and (iv) slightly higher financial expenses. The sequential decline was driven by lower seasonal revenues and the same step-up in provisions. Adjusted Gross Profit margin was 41.6%, down from 44.4% in 1Q25 and 44.6% in 4Q25. Year over year, the contraction was primarily driven by the increase in provisions for loan losses. Sequentially, margin was further impacted by severance costs associated with the workforce reduction carried out at the end of the quarter.
oAdjusted EBT from continuing operations totaled R$641.0 million in 1Q26, down 1.9% year over-year, mainly driven by higher investments in distribution channels combined with a flattish Adjusted Gross Profit. Adjusted EBT margin was 17.9%, down 1.5p.p. from 1Q25 and 3.3p.p. from 4Q25. The annual variation is attributed mostly to the gross margin dynamic previously explained, being partially offset by lower SG&A and Other Operating Expenses as a percentage of revenues. Sequentially, Adjusted EBT decreased 18.7%, as a result of the gross profit variation combined with higher Other Operating Expenses, and partially compensated by a decrease in SG&A.
oAdjusted Net Income from continuing operations reached R$549.1 million in 1Q26, representing a 3.5% increase versus 1Q25. This result stems from a lower tax rate in 1Q26 of 14.3% compared with 18.8% for the prior year-period, which more than compensated the slightly lower EBT in the quarter. Adjusted net margin from continuing operations was 15.3%, down from 19.0% in 4Q25 and 15.8% in 1Q25. The sequential decrease primarily reflects the same factors above mentioned for the EBT margin variation.

oAdjusted Basic EPS from continuing operations was R$2.19 per share in 1Q26, an increase of 15.4% year over year and a decrease of 20.8% quarter over quarter. The annual increase outpaced Adjusted Net Income growth by 4.4x, due to R$2.7 billion in share buybacks over the past twelve months ended in March 31, 2026, which reduced the total outstanding share count by 32.4 million STNE shares.
oROE was 18.6% in 1Q26, up 0.4p.p. year over year and down 6.1p.p. quarter over quarter. The sequential decline reflects a higher equity base mostly from the recognition of deferred tax assets related to the Linx goodwill, which is excluded from adjusted net income in the numerator but remains embedded in the equity denominator.

RECENT DEVELOPMENTS
Capital Distribution
On April 14, 2026, our Board of Directors approved the payment of an extraordinary cash dividend of US$2.53 per share (applicable to both Class A and Class B shareholders), paid on May 4, 2026 to shareholders of record as of April 24, 2026. Based on shares outstanding as of March 31, 2026, the total amount distributed was approximately R$3.08 billion. This distribution follows the closing of the previously disclosed sale of Linx, as reported in our Form 6-K filed on February 27, 2026. The extraordinary dividend represents a one-time distribution of capital proceeds and should not be construed as establishing any policy or commitment regarding future dividends, which will remain at the sole discretion of our Board of Directors.

MAIN OPERATING METRICS
Table 2: Client Metrics

Client Metrics	1Q26	4Q25	Δ q/q %	1Q25	Δ y/y %
Total Active Client Base ('000)	4,703.0	4,940.6	(4.8)%	4,154.3	13.2%

ARPAC (R$)	247.3	254.5	(2.8)%	277.6	(10.9)%

As Stone advances its strategy to become the primary financial partner for Brazilian merchants, we are consolidating our Active Client Base definition into a single, unified metric: merchants that have generated Revenue in the past 30 days across any of our Acquiring, Banking, or Credit solutions.
This update reflects our increasingly integrated approach to serving merchants across all financial needs — and anchors our client measurement to revenue generation rather than standalone product activity. As a result, we will discontinue separate disclosure of the MSMB Payments Active Client Base and Banking Active Client Base metrics previously reported.

oTotal active client base was 4.7 million in 1Q26, 4.8% lower quarter over quarter and 13.2% higher year over year. The sequential decrease in active client base can be mainly explained by revisited bundled offerings in which we decided to price previously inactive accounts, allowing us to concentrate on high-engagement segments with greater conversion potential.
oAverage revenue per active client (ARPAC), which considers total revenue and income divided by the average of the total active clients between the current and previous quarter, was R$247.3 per month per client, decreasing 2.8% sequentially and down 10.9% year over year. The quarter over quarter evolution in ARPAC is mostly derived from quarter seasonality.
Table 3: Payment

Payments Metrics (R$bn)	1Q26	4Q25	Δ q/q %	1Q25	Δ y/y %
Total TPV	137.2	150.8	(9.0)%	133.5	2.7%
CTPV (Card TPV)	109.8	123.5	(11.1)%	113.6	(3.3)%
PIX QR Code	27.4	27.2	0.6%	19.9	37.3%
oTotal TPV was R$137.2 billion in 1Q26, an year-over-year growth of 2.7%. The deceleration in TPV growth rates can be attributed to: (i) the effects of a more challenging macroeconomic environment on smaller merchants as a result of a higher for longer interest rate scenario, which weighs on activity levels within this segment, (ii) digital sales outperforming brick-and-mortar businesses — where we have relatively lower exposure, and (iii) elevated churn towards the end of the year, reflecting execution challenges we have identified.
Table 4: Banking

Banking Metrics (R$mn)	1Q26	4Q25	Δ q/q %	1Q25	Δ y/y %
Retail Deposits	10,088.9	11,091.0	(9.0)%	8,279.6	21.9%
Deposits from retail clients	1,012.8	1,543.4	(34.4)%	2,027.2	(50.0)%
Time Deposits (on-platform)	9,076.1	9,547.6	(4.9)%	6,252.4	45.2%

•Total retail deposits were R$10.1 billion in 1Q26, 21.9% higher compared with 1Q25 mainly due to our cross selling initiatives between payments and banking. Compared with the previous quarter, total retail deposits decreased 9.0%, mainly attributed to typical first quarter seasonality.

Table 5: Credit Profitability 1

Credit Metrics - Profitability	1Q26	4Q25	Δ q/q %	1Q25	Δ y/y %
Portfolio (R$mn)	3,224.9	2,836.3	13.7%	1,449.1	122.5%
Merchants[1]	2,860.9	2,540.7	12.6%	1,288.1	122.1%
Credit Card	364.0	295.6	23.1%	161.0	126.1%

Credit Revenue (R$mn)	297.1	237.6	25.1%	103.8	186.2%
Average Monthly Rate (%)	3.3%	3.1%	0.2p.p.	2.6%	0.7p.p.
•In 1Q26, our total credit portfolio reached R$3,224.9 million, mainly attributed to a 12.6% quarter-over-quarter growth in our merchant portfolio, especially our working capital solution.
•Credit Revenues contributed with R$297.1 million to our Total Revenue and Income in 1Q26, increasing 25.1% sequentially and 186.2% year over year. The continuous growth in credit revenues is a result of portfolio expansion, combined with higher average monthly interest rates charged from our clients, mostly in the automated desk.

Table 6: Credit Quality

Consolidated Credit Metrics - Quality	1Q26	4Q25	Δ q/q %	1Q25	Δ y/y %
Provisions for losses (R$mn)	166.3	109.7	51.6%	34.0	389.2%
Merchants[1]	141.8	93.9	51.1%	31.8	346.2%
Credit Card	24.4	15.8	54.8%	2.2	1010.5%

Cost of risk (%)	21.9%	17.1%	4.9p.p.	10.2%	11.7p.p.

NPL 15-90 days (%)	4.97%	4.43%	0.54p.p.	2.61%	2.36p.p.
NPL > 90 days (%)	6.98%	5.21%	1.76p.p.	4.57%	2.40p.p.

Coverage ratio (%)	229.0%	263.6%	-34.6p.p.	256.3%	-27.3p.p.

•Provisions for expected losses totaled R$166.3 million in 1Q26, up from R$109.7 million in 4Q25. This increase reflects (i) the continued expansion of our credit portfolio, in addition to (ii) additional delinquency cases in our dedicated desk, specially on larger than average clients, and (iii) early signs of weaker performance in newer vintages. As a result, our cost of risk for the quarter increased to 21.9%.
•NPL 15-90 days for the consolidated credit portfolio was 4.97%, compared with 4.43% in 4Q25 and 2.61% in 1Q25. The sequential increase in this NPL ratio stems primarily from broader market delinquency trends, leading to softer-than-expected retail TPV among portfolio clients. NPL over 90 days was 6.98% in 1Q26 compared with 5.21% and 4.57% in 4Q25 and 1Q25, respectively. The sequential rise in NPL over 90 days reflects select cases within the dedicated desk that migrated from early-stage delinquency into the over-90 day NPL as well as the expected seasoning trajectory of our portfolio.
•In 1Q26, our coverage ratio stood at 229.0%, remaining at a conservative level given the current macroeconomic environment.

1 Merchants consists of the sum of working capital and revolving credit.

Adjusted Income Statement
Table 7: Adjusted Statement of Profit or Loss from Continuing Operations

Adjusted Statement of Profit or Loss (R$mn)	1Q26	% Rev.	4Q25	% Rev.	Δ q/q %	1Q25	% Rev.	Δ y/y%
Net revenue from transaction activities and other services	481.4	13.5%	548.2	14.7%	(12.2)%	660.7	19.7%	(27.1)%
Net revenue from subscription services and equipment rental	251.8	7.0%	230.4	6.2%	9.3%	215.9	6.4%	16.7%
Financial income	2,582.2	72.2%	2,761.0	74.1%	(6.5)%	2,303.1	68.5%	12.1%
Other financial income	262.5	7.3%	185.7	5.0%	41.4%	181.1	5.4%	44.9%
Total revenue and income	3,578.0	100.0%	3,725.3	100.0%	(4.0)%	3,360.8	100.0%	6.5%
Cost of services	(989.0)	(27.6)%	(911.5)	(24.5)%	8.5%	(785.8)	(23.4)%	25.9%
Provision expenses for expected credit losses[2]	(166.3)	(4.6)%	(109.7)	(2.9)%	51.6%	(34.0)	(1.0)%	389.2%
Financial expenses, net	(1,101.2)	(30.8)%	(1,151.5)	(30.9)%	(4.4)%	(1,084.3)	(32.3)%	1.6%
Gross Profit	1,487.8	41.6%	1,662.4	44.6%	(10.5)%	1,490.7	44.4%	(0.2)%
Administrative expenses	(199.7)	(5.6)%	(243.9)	(6.5)%	(18.1)%	(197.6)	(5.9)%	1.1%
Selling expenses	(543.1)	(15.2)%	(562.2)	(15.1)%	(3.4)%	(527.4)	(15.7)%	3.0%
Other income (expenses), net	(103.3)	(2.9)%	(66.7)	(1.8)%	55.0%	(112.7)	(3.4)%	(8.3)%
Loss on investment in associates	(0.7)	—%	(1.1)	—%	(37.3)%	0.4	—%	n.m
Profit (loss) before income taxes	641.0	17.9%	788.5	21.2%	(18.7)%	653.4	19.4%	(1.9)%
Income tax and social contribution	(91.9)	(2.6)%	(81.6)	(2.2)%	12.6%	(122.7)	(3.7)%	(25.1)%
Net income (loss) from Continuing Operations	549.1	15.3%	706.9	19.0%	(22.3)%	530.7	15.8%	3.5%

Effective tax rate for Continuing Operations	14.3%	n.a.	10.3%	n.a.	4.0p.p.	18.8%	n.a.	(4.4)p.p.

Total Revenue and Income
Table 8: Total Revenue and Income Breakdown

Total Revenue and Income Breakdown (R$mn)	1Q26	% Rev.	4Q25	% Rev.	Δ q/q %	1Q25	% Rev.	Δ y/y%
Net revenue from transaction activities and other services	481.4	13.5%	548.2	14.7%	(12.2)%	660.7	19.7%	(27.1)%
Net revenue from subscription services and equipment rental	251.8	7.0%	230.4	6.2%	9.3%	215.9	6.4%	16.7%
Financial income	2,582.2	72.2%	2,761.0	74.1%	(6.5)%	2,303.1	68.5%	12.1%
Other financial income	262.5	7.3%	185.7	5.0%	41.4%	181.1	5.4%	44.9%
Total revenue and income	3,578.0	100.0%	3,725.3	100.0%	(4.0)%	3,360.8	100.0%	6.5%

Net Revenue from Transaction Activities and Other Services
Net Revenue from Transaction Activities and Other Services totaled R$481.4 million in 1Q26, down 27.1% year over year. This decrease can be primarily attributed to ongoing pricing optimizations between card MDRs and prepayment revenues across our bundled offers. While this negatively impacts Net Revenue from Transaction Activities and Other Services, it positively contributes to Financial Income.
Quarter over quarter, Net Revenue from Transaction Activities and Other Services decreased 12.2%, mainly due to seasonally lower TPV in the first quarter, combined with the explanation abovementioned for the year over year variation.
As our bundled offerings continue to evolve, pricing optimization across transactional revenues and financial income should be ongoing, underscoring the importance of focusing on gross profit rather than individual revenue lines. This approach provides a more comprehensive view of our business performance.

Net Revenue from Subscription Services and Equipment Rental
Net Revenue from Subscription Services and Equipment Rental increased 16.7% year over year to R$251.8 million in 1Q26. This can be primarily attributed to (i) higher subscription revenues from our remaining software operation, as well as (ii) higher equipment rental revenues.
Quarter over quarter, this revenue line increased 9.3% as a result of the same explanation abovementioned for the year over year variation.

Financial Income
Financial Income was R$2,582.2 million in the quarter, a 12.1% year over year growth, explained by higher credit and prepayment revenues, offset in part by lower floating revenue from deposits, which were introduced as an alternative funding source in our operation in the beginning of fiscal year 2025. Higher prepayment revenues are mostly a result of the following factors: (i) ongoing pricing optimizations between card MDRs and prepayment revenues as anticipated in the “Net Revenue from Transaction Activities and Other Services” section, and (ii) higher prepaid volumes.
Quarter over quarter, Financial Income decreased 6.5% as a result of payments and banking seasonality, which was partially offset by higher credit revenues.
Credit revenues were R$297.1 million in 1Q26 compared with R$237.6 million in 4Q25 and R$103.8 million in 1Q25.

Other Financial Income
Other Financial Income totaled R$262.5 million in 1Q26 compared with R$181.1 million in 1Q25. This increase was primarily due to (i) a larger average cash balance, which includes one month effect from the proceeds from the Linx divestiture, and (ii) a higher average CDI rate in the period from 12.95% in 1Q25 to 14.86% in 1Q26.
Compared with the previous quarter, Other Financial Income increased 41.4%, due to item (i) mentioned above for the year over year variation.

Adjusted Gross Profit Breakdown
Table 9: Adjusted Gross Profit Breakdown

Adjusted Gross Profit Breakdown (R$mn)	1Q26	% Rev.	4Q25	% Rev.	Δ q/q %	1Q25	% Rev.	Δ y/y%
Total revenue and income	3,578.0	100.0%	3,725.3	100.0%	(4.0)%	3,360.8	100.0%	6.5%
Cost of services	(989.0)	(27.6)%	(911.5)	(24.5)%	8.5%	(785.8)	(23.4)%	25.9%
Cost of Services, ex provisions for expected credit losses	(822.7)	(23.0)%	(801.8)	(21.5)%	2.6%	(751.8)	(22.4)%	9.4%
Provision expenses for expected credit losses	(166.3)	(4.6)%	(109.7)	(2.9)%	51.6%	(34.0)	(1.0)%	389.2%
Financial expenses, net	(1,101.2)	(30.8)%	(1,151.5)	(30.9)%	(4.4)%	(1,084.3)	(32.3)%	1.6%
Adjusted Gross Profit	1,487.8	41.6%	1,662.4	44.6%	(10.5)%	1,490.7	44.4%	(0.2)%

Cost of Services
Cost of Services totaled R$989.0 million in 1Q26, increasing 25.9% year-over-year.
Loan loss provisions were R$166.3 million, up from R$34.0 million in 1Q25, and R$109.7 million in 4Q25. The higher provision level is explained in the Credit session in "Main Operating Metrics". Excluding these provisions, Cost of Services was R$822.7 million, expanding 9.4% year-over-year. This increase was driven by higher (i) amortization as a result of the completion of several projects that were previously under development, (ii) severance costs related to the reduction of our workforce in the end of the first quarter, and (iii) acquiring-related provisions.

On a sequential basis, Cost of Services was 8.5% higher. Excluding loan loss provisions, Cost of Services increased 2.6% sequentially as a result of item (ii) mentioned above for the year over year variation.
As a percentage of revenues, Cost of Services excluding loan loss provisions was 23.0%, compared with 22.4% in 1Q25 and 21.5% in 4Q25.

Adjusted Financial Expenses, Net
Financial Expenses, Net were R$1,101.2 million in 1Q26, a 1.6% increase compared with the prior-year period. This growth can be mainly attributed to (i) an expansion in average CDI rate, from 12.95% in 1Q25 to 14.86% in 1Q26, alongside (ii) increased funding requirements to support the growth of our operations. These effects were partially mitigated by (iii) improved funding efficiency mostly as a result of the deployment of client deposits as a funding source. As a percentage of Total Revenue and Income, Financial Expenses, Net decreased from 32.3% in 1Q25 to 30.8% in 1Q26.
Compared with 4Q25, Financial Expenses, Net decreased 4.4% mostly due to a lower number of working days in the quarter, a higher use of own cash to fund our operation, and item (iii) mentioned above for the year over year variation. These effects were partially offset by higher funding needs. As a percentage of revenues, Financial Expenses, net decreased from 30.9% in 4Q25 to 30.8% in 1Q26.

Adjusted Gross Profit
Adjusted Gross Profit from continuing operations reached R$1,487.8 million, broadly stable year over year, as revenue growth was offset by higher provisions for loan losses, increased operating costs, and slightly higher financial expenses. Sequentially, Adjusted Gross Profit decreased 10.5% due to seasonally lower total revenue and income and anticipated softer TPV trends, combined with higher provisions for credit losses and severance costs from the reduction of our workforce in the end of the first quarter.

Total Expenses
Table 10: Adjusted Expenses Breakdown

Total Adjusted Expenses (R$mn)	1Q26	% Rev.	4Q25	% Rev.	Δ q/q %	1Q25	% Rev.	Δ y/y%
Administrative expenses	(199.7)	(5.6)%	(243.9)	(6.5)%	(18.1)%	(197.6)	(5.9)%	1.1%
Selling expenses	(543.1)	(15.2)%	(562.2)	(15.1)%	(3.4)%	(527.4)	(15.7)%	3.0%
Other income (expenses), net	(103.3)	(2.9)%	(66.7)	(1.8)%	55.0%	(112.7)	(3.4)%	(8.3)%
Loss on investment in associates	(0.7)	—%	(1.1)	—%	(37.3)%	0.4	—%	n.m
Total Expenses	(846.8)	(23.7)%	(873.9)	(23.5)%	(3.1)%	(837.3)	(24.9)%	1.1%

Adjusted Administrative Expenses
Administrative Expenses were R$199.7 million, flattish year over year. As a percentage of revenues, Administrative Expenses decreased from 5.9% in 1Q25 to 5.6% in 1Q26.
Compared with the previous quarter, Administrative Expenses decreased 18.1%, mostly as a consequence of lower expenses related to our personnel and other general administrative services. As a percentage of revenues, Administrative expenses decreased from 6.5% in 4Q25 to 5.6% in 1Q26.
Selling Expenses
Selling Expenses were R$543.1 million in 1Q26, up 3.0% year over year, mainly due to higher investments in our distribution channels. As a percentage of revenues, Selling Expenses decreased from 15.7% in 1Q25 to 15.2% in 1Q26.

Compared with 4Q25, Selling Expenses decreased 3.4%, with lower expenses in our distribution channels being partially offset by higher marketing expenses. As a percentage of revenues, Selling Expenses were up slightly from 15.1% in 4Q25 to 15.2% in 1Q26.

Adjusted Other Income (Expenses), Net
Other Expenses, Net were R$103.3 million in the quarter, down 8.3% on a year over year basis, driven by (i) lower share-based compensation expenses being partially offset by (ii) write-off of intangibles.
Compared with the previous quarter, Other Expenses, net, were up 55.0%, which can be attributed to higher share based compensation expenses, combined with item (ii) mentioned above for the year over year variation.

Adjusted EBT and Net Income
Table 11: Adjusted EBT and Net Income Breakdown

Adjusted EBT and Net Income Breakdown (R$mn)	1Q26	% Rev.	4Q25	% Rev.	Δ q/q %	1Q25	% Rev.	Δ y/y%
Profit (loss) before income taxes	641.0	17.9%	788.5	21.2%	(18.7)%	653.4	19.4%	(1.9)%
Income tax and social contribution	(91.9)	(2.6)%	(81.6)	(2.2)%	12.6%	(122.7)	(3.7)%	(25.1)%
Net income (loss) for the period	549.1	15.3%	706.9	19.0%	(22.3)%	530.7	15.8%	3.5%

Adjusted EBT
Adjusted EBT was R$641.0 million this quarter, decreasing 1.9% year over year and 18.7% quarter over quarter. The year over year decrease is a result of higher investments in our distribution channels combined with a flattish Gross Profit in the period.

Adjusted Income Tax and Social Contribution
The Company recognized R$91.9 million of income tax and social contribution expenses during 1Q26 over an Adjusted Profit Before Income Taxes of R$641.0 million, representing an effective tax rate of 14.3%. The difference to the statutory rate is mainly explained by (i) gains from entities subject to different tax rates, and (ii) changes in deferred taxes as a result of increase in CSLL in the beginning of the year.

Adjusted Net Income (Loss) and EPS
In 1Q26 Adjusted Net Income from Continuing Operations was R$549.1 million, compared with R$530.7 million in 1Q25, increasing 3.5% year over year. This positive evolution was a result of a lower effective tax rate, despite a decrease of 1.9% in Adjusted EBT.
Compared with the previous quarter, Adjusted Net Income from Continuing Operations was 22.3% lower, with Adjusted Net Margin decreasing 3.6 percentage points from 19.0% in 4Q25 to 15.3% in 1Q26. This margin decrease can be mainly attributed to the lower Gross Profit margin in the period and a higher effective tax rate.

IFRS Profit and Loss Statement from Continuing Operations
This quarter, our IFRS results included a material non-recurring item, which has been excluded from our adjusted figures:
•Deferred Tax Asset (DTA) Recognition: following an internal restructuring, we are now able to amortize the goodwill from the Linx acquisition for tax purposes. While this benefit will be realized in cash over time, it was recognized in full in our P&L this quarter under IFRS. Given its size and non-operational nature, we have excluded it from our adjusted results.
This non-recurring item, combined with recurring M&A-related adjustments of R$11.4 million, bridge our IFRS results to our Adjusted Net Income of R$549.1 million for the quarter.
Table 12: Conciliation between Adjusted and IFRS Profit and Loss Statement for Continuing Operations

Income Statement of Profit or Loss from Continuing Operations(R$mn)	1Q26 Adjusted	Adjustments	Rationale	1Q26 IFRS	4Q25 IFRS	Δ q/q %	1Q25 IFRS	Δ y/y%
Total revenue and income	3,578.0	-	-	3,578.0	3,725.3	(4.0)%	3,360.8	6.5%
Cost of services	(989.0)	—	-	(989.0)	(911.5)	8.5%	(785.8)	25.9%
Financial expenses, net	(1,101.2)	(3.4)	R$1.3mn of financial expenses from fair value adjustments on acquisitions; and R$2.1mn from earn-out interests on business combinations.	(1,104.6)	(1,153.4)	(4.2)%	(1,087.0)	1.6%
Gross Profit	1,487.8	(3.4)	-	1,484.4	1,660.5	(10.6)%	1,488.0	(0.2)%
Administrative expenses	(199.7)	(10.8)	PPA (Purchase Price Allocation) amortization of acquired software companies.	(210.5)	(255.1)	(17.5)%	(207.8)	1.3%
Selling expenses	(543.1)	-	-	(543.1)	(562.2)	(3.4)%	(527.4)	3.0%
Other income (expenses), net	(103.3)	0.3	Related to call options in subsidiaries.	(103.1)	(115.9)	(11.0)%	(125.2)	(17.7)%
Gain (loss) on investment in associates	(0.7)	-	-	(0.7)	(1.1)	(37.3)%	0.4	n.m.
Profit before income taxes	641.0	(14.0)	-	627.0	726.2	(13.7)%	628.0	(0.2)%
Income tax and social contribution	(91.9)	1,245.1	Deferred Tax Asset related to the goodwill from Linx acquisition and taxes related to adjusted items.	1,153.3	(78.8)	n.m	(116.4)	n.m
Net income from Continuing Operations	549.1	1,231.2	-	1,780.3	647.4	175.0%	511.7	247.9%

Basic Number of shares	247.8	-	-	247.8	254.6	(2.7)%	279.8	(11.5)%
Basic EPS for Continuing Operations (R$/share)	2.19	-	-	7.17	2.53	183.6%	1.83	292.6%
The variations of the IFRS P&L lines can be explained by the same factors as for the Adjusted P&L lines, unless otherwise noted below.
Other expenses, net decreased 17.7% year over year, mainly as a result of lower share-based compensation expenses. Quarter over quarter, other expenses, net decreased 11.0% due to non-recurring negative effect in the amount of R$48.5 million in 4Q25 from the settlement of the 2021 Class Action lawsuit which did not repeat this quarter. These effects were partially offset by higher share-based compensation expenses, combined with write-off of intangibles.
Income tax and social contribution was a gain of R$1,153.3 million. This can be explained by a non recurring gain of R$1,242.6 million from the recognition of Deferred Tax Assets related to the goodwill from the Linx acquisition.
Net Income from continuing operations was R$1,780.3 million in the quarter with a margin of 49.8%, compared with R$511.7 million and a margin of 15.2% in 1Q25. The year over year increase of 247.9% can be primarily attributed to a positive tax rate, because of the recognition of Deferred Tax Assets related to the goodwill from the Linx Acquisition.
Sequentially, net income from continuing operations grew from R$647.4 million in 4Q25, to R$1,780.3 million in 1Q26, while net margins increased from 17.4% to 49.8% over the same period. The sequential margin increase can be attributed to the same factor above mentioned for the year-over-year variation.

Adjusted Net Cash
Our Adjusted Net Cash, a non-IFRS metric, consists of the items detailed in Table 13 below:
Table 13: Adjusted Net Cash

Adjusted Net Cash (R$mm)	1Q26 Consolidated Operations	4Q25 Consolidated Operations	1Q25 Consolidated Operations
Cash and cash equivalents	6,092.3	5,052.3	5,650.4
Short-term investments	4,117.7	1,119.1	146.2
Accounts receivable from card issuers (a)	38,004.0	41,422.0	34,658.6
Financial assets from banking solution	882.1	1,855.8	2,139.0
Derivative financial instrument (b)	39.3	67.9	35.1
Adjusted Cash	49,135.5	49,517.1	42,629.2

Retail deposits (c)	(10,088.9)	(11,091.0)	(8,279.6)
Accounts payable to clients	(17,830.5)	(18,154.3)	(16,999.1)
Institutional deposits and marketable debt securities	(8,954.9)	(10,355.5)	(8,878.0)
Other debt instruments	(6,742.3)	(7,057.2)	(4,312.5)
Derivative financial instrument (b)	(579.8)	(271.0)	(382.8)
Adjusted Debt	(44,196.3)	(46,929.1)	(38,851.9)

Adjusted Net Cash	4,939.1	2,588.1	3,777.3
(a)Accounts Receivable from Card Issuers are accounted for at their fair value in our balance sheet.
(b)Refers to economic hedge.
(c)Includes deposits from banking customers and time deposits from retail clients. For more information on retail deposits, please refer to note 5.6.1 in our Financial Statements.

As of March 31, 2026, the Company’s Adjusted Net Cash from Consolidated operations was R$4,939.1 million, R$2,351.0 million higher compared with 4Q25, explained by:
i.+R$3,090.4 million related to proceeds from the Linx sale;
ii.+R$887.6 million of net income plus non-cash expenses consisting of Depreciation and Amortization, Deferred Income Tax, Share-based Payments and Allowance for Expected Credit Losses;
iii.-R$531.8 million from shares buyback;
iv.-R$294.7 million from labor and social security liabilities;
v.-R$282.5 million of capex;
vi.-R$154.6 million from our credit portfolio, net of provision expenses and interest;
vii.-R$140.1 million from trade accounts payable;
viii.-R$160.9 million from prepaid expenses;
ix.-R$62.4 million from other effects.

Cash Flow from Continuing + Discontinued Operations
Table 14: Cash Flow

Cash Flow (R$mm)	1Q26	1Q25
Net income (loss) for the period	1,711.3	516.7

Adjustments on Net Income:
Depreciation and amortization	237.9	258.4
Deferred income tax and social contribution	(1,389.0)	(12.2)
Gain (loss) on investment in associates	0.7	(0.4)
Accrued interest, monetary and exchange variations, net	313.7	174.3
Provision for contingencies	30.0	24.4
Share-based payment expenses	111.3	87.1
Allowance for expected credit losses	216.1	45.4
Loss (gain) on disposal of property, equipment and intangible assets	1.7	(4.2)
Effect of applying hyperinflation accounting	(10.2)	7.0
Loss on sale of subsidiary	28.7	0.0
Fair value adjustment in financial instruments at FVPL	(26.8)	69.7
Fair value adjustment to derivatives	(5.6)	(73.2)

Working capital adjustments:
Accounts receivable from card issuers	3,901.1	(4,849.0)
Receivables from related parties	2.9	0.2
Recoverable taxes	454.3	(44.4)
Prepaid expenses	(160.9)	(99.7)
Trade Accounts Receivable, banking solution and other assets	(68.1)	6,343.2
Credit Portfolio	(154.6)	(147.4)
Accounts payable to clients	(2,645.3)	(2,956.0)
Taxes payable	(179.7)	162.3
Labor and social security liabilities	(294.7)	(162.6)
Payment of contingencies	(17.0)	(13.7)
Trade accounts payable and other liabilities	(140.1)	23.6
Interest paid	(427.5)	(143.9)
Interest income received, net of costs	1,890.8	1,526.5
Income tax paid	(37.6)	(108.0)
Net cash provided by operating activity	3,343.3	624.3

Investing activities
Purchases of property and equipment	(183.9)	(180.2)
Purchases and development of intangible assets	(98.6)	(107.3)
Receipt from the sale of interest in subsidiaries	5.0	0.0
Sale of subsidiary, net of cash disposed of	3,090.4	0.0
Proceeds from (investment in) short-term investments, net	(2,984.7)	374.1
Proceeds from the disposal of non-current assets	(0.3)	0.0
Payment of interest in subsidiaries acquired	0.0	(7.3)
Net cash used in (provided by) investing activities	(172.1)	79.3

Financing activities
Proceeds from institutional deposits and marketable debt securities	374.0	989.4
Payment of institutional deposits and marketable debt securities	(1,949.4)	(727.0)
Proceeds from other debt instruments, except lease	280.4	1,514.9
Payment of other debt instruments, except lease	(266.3)	(1,175.4)
Payment of principal portion of leases liabilities	(21.5)	(24.1)
Repurchase of own shares	(531.8)	(843.4)
Dividends paid to non-controlling interests	(11.9)	(3.0)
Net cash used in financing activities	(2,126.6)	(268.6)

Effect of foreign exchange on cash and cash equivalents	(4.7)	(12.3)

Change in cash and cash equivalents	1,039.9	422.7

Cash and cash equivalents at beginning of period	5,052.3	5,227.7
Cash and cash equivalents at end of period	6,092.3	5,650.4

Consolidated Balance Sheet Statement
Table 15: Consolidated Balance Sheet Statement

Balance Sheet (R$mn)	1Q26	4Q25
Assets
Current assets	52,380.3	56,447.1
Cash and cash equivalents	6,092.3	4,821.7
Short-term investments	4,117.7	1,119.1
Financial assets from banking solutions	882.1	1,855.8
Accounts receivable from card issuers	37,843.3	41,275.2
Trade accounts receivable	245.6	222.5
Credit portfolio	2,249.2	2,008.4
Recoverable taxes	471.1	690.3
Derivative financial instruments assets	37.0	58.6
Other assets	441.9	372.6
Assets classified as held for sale	0.0	4,022.8

Non-current assets	7,487.9	5,849.8
Long-term investments	24.7	24.6
Accounts receivable from card issuers	160.8	146.8
Trade accounts receivable	22.8	21.9
Credit portfolio	454.9	438.4
Derivative financial instruments assets	5.1	11.5
Deferred tax assets	2,755.1	1,256.2
Investment in associates	71.0	71.6
Property and equipment	1,742.1	1,725.5
Intangible assets	2,003.8	1,986.9
Other assets	247.7	166.6

Total Assets	59,868.2	62,296.9

Liabilities and equity
Current liabilities	39,241.7	41,204.1
Retail deposits	10,088.9	11,091.0
Accounts payable to clients	17,740.7	18,082.0
Trade accounts payable	819.0	848.3
Institutional deposits and marketable debt securities	5,002.6	5,777.3
Other debt instruments	3,848.9	2,866.4
Labor and social security liabilities	366.4	536.4
Taxes payable	891.7	899.3
Derivative financial instruments liabilities	318.9	94.9
Other liabilities	164.5	215.5
Liabilities associated with assets held for sale	0.0	793.0

Non-current liabilities	8,343.8	10,058.1
Accounts payable to clients	89.8	72.4
Institutional deposits and marketable debt securities	3,952.3	4,578.2
Other debt instruments	3,043.8	4,360.1
Derivative financial instruments liabilities	260.9	176.2
Deferred tax liabilities	415.5	309.1
Provision for contingencies	233.2	214.9
Labor and social security liabilities	76.0	82.9
Other liabilities	272.4	264.3

Total liabilities	47,585.5	51,262.1

Equity attributable to controlling shareholders	12,241.9	10,995.0
Issued capital	0.1	0.1
Capital reserve	9,812.8	14,181.2
Treasury shares	(748.4)	(4,591.3)
Other comprehensive income (loss)	(502.4)	(536.1)
Retained earnings	3,679.9	1,973.3
Other comprehensive loss associated with assets held for sale	0.0	(32.2)

Non-controlling interests	40.7	39.8

Total equity	12,282.7	11,034.8

Total liabilities and equity	59,868.2	62,296.9

Continuing Operations Historical P&L (Adjusted)
Table 16: Adjusted Continuing Operations Historical P&L

Historical Adjusted Statement of Profit or Loss (R$mn)	1Q26	4Q25	3Q25	2Q25	1Q25
Net revenue from transaction activities and other services	481.4	548.2	626.0	658.1	660.7
Net revenue from subscription services and equipment rental	251.8	230.4	224.1	218.9	215.9
Financial income	2,582.2	2,761.0	2,544.0	2,409.2	2,303.1
Other financial income	262.5	185.7	172.7	214.7	181.1
Total revenue and income	3,578.0	3,725.3	3,566.8	3,500.9	3,360.8
Cost of services	(989.0)	(911.5)	(817.8)	(850.4)	(785.8)
Provision expenses for expected credit losses	(166.3)	(109.7)	(86.4)	(82.3)	(34.0)
Financial expenses, net	(1,101.2)	(1,151.5)	(1,144.1)	(1,089.0)	(1,084.3)
Gross Profit	1,487.8	1,662.4	1,604.9	1,561.5	1,490.7
Administrative expenses	(199.7)	(243.9)	(223.5)	(214.9)	(197.6)
Selling expenses	(543.1)	(562.2)	(527.2)	(531.0)	(527.4)
Other income (expenses), net	(103.3)	(66.7)	(95.6)	(111.1)	(112.7)
Loss on investment in associates	(0.7)	(1.1)	(1.2)	(0.5)	0.4
Profit (loss) before income taxes	641.0	788.5	757.4	704.0	653.4
Income tax and social contribution	(91.9)	(81.6)	(115.9)	(105.8)	(122.7)
Net income (loss) from Continuing Operations	549.1	706.9	641.5	598.1	530.7

Capital Structure
Table 17: Capital Structure
Aligned with our capital allocation framework, the information below considers Risk Weighted Assets ("RWA") from the Prudential Conglomerate, while Common Equity Tier 1 and Managerial Tier 1 Capital Ratio considers consolidated shareholders equity adjusted by our internal methodology.
The subsidiaries that are part of the Prudential Conglomerate are appointed by us to the Brazilian Central Bank.

Capital Structure - Prudential Conglomerate	1Q26	4Q25	Δ q/q %	1Q25	Δ y/y%
Risk Weighted Assets (R$mn)	19,648.3	18,335.0	7.2%	18,370.4	7.0%
Managerial Common Equity Tier 1 (R$mn)	8,712.4	5,344.3	63.0%	—	n.a.
Managerial Tier 1 Capital Ratio (%)	44.3%	29.1%	15.2p.p.	—%	n.a.

In 1Q26, our capital ratio stood at 44.3%, elevated by the Linx proceeds that were held on our balance sheet ahead of the dividend payment in May. Excluding those proceeds, our capital ratio would have been around 29%.

Other Information
Conference Call
Stone will discuss its 1Q26 financial results during a teleconference today, May 14, 2026, at 5:00 PM ET / 6:00 PM BRT.
The conference call can be accessed live over the Zoom webinar (ID:811 4841 9160| Password: 164760). It can also be accessed over the phone by dialing +1 646 931 3860 or +1 669 444 9171 from the U.S. Callers from Brazil can dial +55 21 3958 7888. Callers from the UK can dial +44 330 088 5830.
The call will also be webcast live and a replay will be available a few hours after the call concludes. The live webcast and replay will be available on Stone’s investor relations website at https://investors.stone.co/.
About Stone Co.
Stone Co. is a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses with payments, banking and credit.

Glossary of Terms
•"Active Client Base": Considers a merchant that has generated at least R$0.01 in revenues in the past 30 days;
•“Adjusted Net Cash”: is a non-IFRS financial metric and consists of the following items: (i) Adjusted Cash: Cash and cash equivalents, Short-term investments, Accounts receivable from card issuers, Financial assets from banking solution and Derivative financial instrument; minus (ii) Adjusted Debt: Retail deposits, Accounts payable to clients, Institutional deposits and marketable debt securities, Other debt instruments and Derivative financial instrument.
•"Adjusted Basic EPS": calculated as Adjusted Net Income from Continuing Operations attributable to controlling shareholders, divided by the basic weighted average number of shares outstanding in the period.
•"ARPAC": Average revenue per active client. Considers total revenue and income divided by the average of the total active clients between the current and previous quarter.
•"Average Monthly Credit Rate": defined as quarterly credit revenues converted to a monthly figure, divided by the average credit portfolio between the current and the previous quarter. Does not include interchange revenues.
•“Banking”: refers to our digital banking solution.
•"Consolidated Credit Metrics”: refer to metrics for credit cards and merchants, the latter including the sum of working capital and revolving credit.
•"Continuing Operations”: refer to our financial services solutions to clients and to certain software assets that were not included in the scope of the software divestments announced in the July 22, 2025 6-K filing, titled "StoneCo Announces Divestment of Software Assets".
•"Cost of risk”: annualized provision for expected credit losses, divided by the average credit portfolio between the current and the previous quarter.
•"Coverage ratio”: consists of the accumulated loan loss provision expenses over NPL over 90 days.
•“Credit Portfolio”: is gross of provisions for losses, but net of amortizations. Note: the amount recorded in the balance sheet is already net of provisions.
•“CTPV”: means Card Total Payment Volume and refers only to transactions settled through cards. Does not include PIX QR Code volumes.
•"Discontinued Operations”: refer to the software assets included in the scope of the software divestments announced in the July 22, 2025 6-K filing, titled "StoneCo Announces Divestment of Software Assets."
•"Managerial Capital Ratio": Managerial Capital Ratio mirrors the Brazilian Central Bank methodology used for our prudential conglomerate, applied to all StoneCo's legal entities as defined by the Brazilian Central Bank, and including DTAs from fiscal losses and temporary differences.
•“MDR or Merchant Discount Rate”: means the fee or commission paid by merchants for the service of capturing, processing, transmitting and settling transactions. The merchant discount rate is applied to the value of each Cardholder’s transaction, including the interchange fee and assessment fees.
•”Merchants solution (credit)”: consists of the sum of (i) working capital and (ii) revolving credit.

•“NPL (Non-Performing Loans)”: is the total outstanding of the contract whenever the clients default on an installment. More information on the total overdue by aging considering only the individual installments can be found in Note 5.4.1 of the Financial Statements.
•“PIX QR Code”: includes the volume of PIX QR Code transactions from dynamic POS QR Code and static QR Code from MSMB and Large Accounts merchants, unless otherwise noted.
•“Revenue”: refers to Total Revenue and Income net of taxes, which is net of interchange fees retained by card issuers and assessment fees paid to payment schemes.
•“Retail Deposits”: includes time deposits and deposits from retail customers, including MSMB and Large Account clients.
•"ROE": calculated as the quarter's annualized Adjusted Net Income from continuing operations divided by the average of equity, both attributable to controlling shareholders, based on the current and the previous quarter.
•“TPV”: Total Payment Volume. Reported TPV figures consider all card volumes settled by StoneCo, including PIX QR Code transactions from dynamic POS QR Code and static QR Code from MSMB and Large Accounts merchants, unless otherwise noted.
Forward-Looking Statements
This document contains "forward-looking statements" within the meaning of the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.
All statements other than statements of historical fact may be deemed forward-looking, including, but not limited to, statements regarding our plans, strategies, prospects, and growth estimates. Such statements are based on our current expectations, estimates, and assumptions about future events and can be identified by words such as “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast”, “plan”, “predict”, “project”, “potential”, “aspiration”, “objectives”, “should”, “purpose”, “belief” and similar expressions, although not all forward-looking statements contain these words.
Forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond our control, that could cause our actual results, performance, or achievements to differ materially from those expressed or implied in these statements. You are cautioned not to place undue reliance on these statements, as reported results should not be considered an indication of future performance. Additional factors and risks that could cause material differences are detailed in our reports filed with the Securities and Exchange Commission ("SEC"), including the sections entitled "Risk Factors" and "Forward-Looking Statements" in our annual report on Form 20-F.
We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.
Non-IFRS Financial Measures
This document includes certain non-IFRS financial measures that supplement the financial measures presented in accordance with International Financial Reporting Standards (IFRS). These non-IFRS measures are used by our management to assess operational performance, generate future operating plans, and make strategic decisions. We believe they provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management.
It is important to note that these non-IFRS measures have significant limitations as financial measures, should be considered supplementary in nature, and are not a substitute for, nor superior to, financial information prepared in accordance with IFRS. Furthermore, they may differ from similarly titled measures used by other companies. For a complete reconciliation of our non-IFRS financial measures to their most comparable IFRS measures and their detailed definitions, please refer to the tables and glossary provided in the Appendix of our Earnings Release.
Other Information
Certain market and industry information used in this document was obtained from internal estimates and studies, as well as market research and publicly available information. While we believe such data to be reliable, we do not guarantee its accuracy or completeness. Internal estimates and studies have not been independently verified. The trademarks included are the property of their respective owners. This document is provided for informational purposes only and does not constitute, nor should it be construed as, legal, tax, or investment advice.